Exhibit 13.2

Section 906 Certification
CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

                 In connection with the accompanying Annual Report on Form 20-F of NUR Macroprinters Ltd. for the year ended December 31, 2003, the undersigned officer, being the Chief Financial Officer of NUR Macroprinters Ltd., hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	such Annual Report on Form 20-F for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in such Annual Report on Form 20-F for the year ended December 31, 2003 fairly presents, in all material respects, the financial condition and results of operations of NUR Macroprinters Ltd..

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 20-F.

March 30, 2004

Date

/s/ David Seligman

David Seligman Chief Financial Officer